UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated June 27, 2024: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2024.

The information contained in this Report and the exhibit hereto, excluding the statements attributed to the Partnership’s Chief Executive Officer, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2024

ATHENS – June 27, 2024 – Dynagas LNG Partners LP (NYSE: “DLNG”) (the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three months ended March 31, 2024.

Quarter Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $11.8 million and $0.23, respectively;

•

Adjusted Net Income(1) of $12.4 million and Adjusted Earnings per common unit(1)  (basic and diluted) of $0.25;

•

Adjusted EBITDA(1)  $29.0 million;

•

100% fleet utilization(2); and

•

Declared and paid a cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: “DLNG PR A”) for the period from November 12, 2023 to February 11, 2024 and $0.71764025 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from November 22, 2023 to February 21, 2024.

Subsequent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Partnership’s Series A Preferred Units for the period from February 12, 2024 to May 11, 2024, which was paid on May 13, 2024 to all preferred Series B unit holders of record as of May 6, 2024;

•

Declared a quarterly cash distribution of $0.69853375 on the Partnership’s Series B Preferred Units for the period from February 22, 2024 to May 21, 2024, which was paid on May 22, 2024 to all preferred Series B unit holders of record as of May 15, 2024; and

•

On June 19, 2024, the Partnership entered into definitive documentation with subsidiaries of China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for a $345.0 million lease financing agreement of four out of its six LNG carriers.  On June 27, 2024, the new lease facility, together with available cash, were used to fully prepay the $675 million Credit Facility, which was scheduled to mature in September 2024.

(1) Adjusted Net Income, Adjusted Earnings per common unit and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Please refer to Appendix B for additional information on how we calculate fleet utilization.

CEO Commentary:

We are pleased to report the results for the three months ended March 31, 2024.

For the first quarter of 2024, we reported Net Income of $11.8 million, earnings per common unit of $0.23, Adjusted Net Income of $12.4 million and Adjusted EBITDA of $29.0 million.

All six LNG carriers in our fleet are operating under their respective long-term charters with international gas companies with an average remaining contract term of 6.6 years. Barring any unforeseen events, the Partnership will have no contractual vessel availability until 2028. Our estimated contract backlog currently stands at approximately $1.07 billion equating to approximately $178 million per vessel as of June 27, 2024.

We are pleased to announce a new lease financing agreement with China Development Bank Financial Leasing Co. Ltd for four of our LNG carriers. This financing, totaling $345.0 million, along with our available cash reserves, has enabled us to fully prepay our existing outstanding debt in the amount of $408 million before its maturity in September 2024. After a protracted period of strategic deleveraging, we now enjoy significantly lower debt levels and a flexible financing package with two of our LNG carriers debt free. This positions us well in the next phase of the Partnership’s development.

Russian Sanctions Developments

Due to the ongoing Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

As of today’s date:

•

Current U.S. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and, to the Partnership’s knowledge, its counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations.

•

On June 24, 2024, the E.U. issued its 14th sanctions package which, for the first time, targets the LNG sector of the Russian economy. E.U. laws now prohibit reloading services in the territory of the E.U. for the purposes of transshipment operations where such services are used to transship Russian LNG, except in the case of such transshipments to E.U. member states. That prohibition covers both ship-to-ship transfers and ship-to-shore transfers and re-loading operations. Ancillary services related to such transshipments are also banned. Also, information requirements apply to legal persons performing unloading operations. Certain limited exemptions apply. The Partnership is currently in the process of assessing the impact this new set of sanctions will have on its operations.

•

Sanctions legislation has been changing and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties.

The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time.  The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition or results of operations. Please see the section of this press release entitled “Forward Looking Statements.”

Financial Results Overview:

	Three Months Ended
(U.S. dollars in thousands, except per unit data)	March 31, 2024 (unaudited)	March 31, 2023 (unaudited)
Voyage revenues	$38,055	$37,263
Net Income	$11,750	$9,600
Adjusted Net Income (1)	$12,354	$6,519
Operating income	$19,337	$19,344
Adjusted EBITDA(1)	$29,003	$23,564
Earnings per common unit	$0.23	$0.18
Adjusted Earnings per common unit (1)	$0.25	$0.10

(1) Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended March 31, 2024 and 2023 Financial Results

Net Income for the three months ended March 31, 2024 was $11.8 million as compared to $9.6 million for the corresponding period of 2023, which represents an increase of $2.2 million, or 22.9%. The increase in net income for the three months ended March 31, 2024 compared to the corresponding period of 2023, was mainly attributable to the increase in the gain on our interest rate swap transaction and to the decrease interest and finance costs.

Adjusted Net Income (a non-GAAP financial measure) for the three months ended March 31, 2024 was $12.4 million as compared to $6.5 million for the corresponding period of 2023, which represents a net increase of $5.9 million or 90.8%. This increase was mainly attributable to the increase in the cash voyage revenues of the Arctic Aurora as explained below.

Voyage revenues for the three months ended March 31, 2024 were $38.1 million as compared to $37.3 million for the corresponding period of 2023, which represents a net increase of $0.8 million or 2.1%. This increase was mainly attributable to the increase in voyage revenues of the Arctic Aurora following its new time charter party agreement with Equinor ASA, which commenced in September 2023.

The Partnership reported average daily hire gross of commissions(1) of approximately $72,770 per day per vessel in the three-month period ended March 31, 2024, compared to approximately $62,130 per day per vessel for the corresponding period of 2023. During both three-month periods ended March 31, 2024 and March 31, 2023, the Partnership’s vessels operated at 100% utilization.

Vessel operating expenses were $7.7 million, which corresponds to a daily rate per vessel of $14,103 in the three-month period ended March 31, 2024, as compared to $7.3 million, or a daily rate per vessel of $13,511 in the corresponding period of 2023. This increase was mainly attributable to the increased planned technical maintenance on the Partnership’s vessels in the three months ended March 31, 2024 compared to the corresponding period in 2023.

Adjusted EBITDA (a non-GAAP financial measure) for the three months ended March 31, 2024 was $29.0 million, as compared to $23.6 million for the corresponding period of 2023. The increase of $5.4 million, or 22.9%, was mainly attributable to the abovementioned increase in revenues of the Arctic Aurora which was partly compensated by the increase in the operating expenses.

Interest and finance costs, net were $8.7 million in the three months ended March 31, 2024 as compared to $9.2 million in the corresponding period of 2023, which represents a decrease of $0.5 million, or 5.4% due to the reduction in interest-bearing debt in the three months ended March 31, 2024, compared to the corresponding period in 2023, which was partly offset by the increase in the weighted average interest rate as compared to the corresponding period of 2023.

For the three months ended March 31, 2024, the Partnership reported basic and diluted Earnings per common unit and Adjusted Earnings per common unit, (a non- GAAP financial measure), of $0.23 and $0.25 respectively, after taking into account the distributions relating to the Series A Preferred Units and the Series B Preferred Units on the Partnership’s Net Income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, are calculated on the basis of a weighted average number of 36,802,247 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of certain adjustments presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period on period comparisons shown in this section are derived from the unaudited condensed financial statement contained herein.

(1) Average daily hire gross of commissions is a non-GAAP financial measure and represents voyage revenue excluding the non-cash time charter deferred revenue amortization, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended March 31, 2024, the Partnership generated net cash from operating activities of $11.6 million as compared to $13.7 million in the corresponding period of 2023, which represents a decrease of $2.1 million, or 15.3% mainly as a result of working capital changes.

As of March 31, 2024, the Partnership reported total cash of $76.2 million. The Partnership’s outstanding indebtedness as of March 31, 2024 under the $675 million credit facility amounted to $408.6 million, gross of unamortized deferred loan fees, which was repayable within one year.

On June 19, 2024, the Partnership entered into a sale and leaseback agreement with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for four of its vessels, the Ob River, the Clean Energy, the Amur River, and the Arctic Aurora in an amount up to $345.0 million (the “Lease Financing”) for the purpose of refinancing, together with other sources of liquidity, its $675 Million Credit Facility.  On June 27, 2024, the Lease Financing closed and the Partnership utilized the proceeds, together with available cash, to fully prepay its $675 Million Credit Facility. According to the agreed terms of the Lease Financing, the Partnership sold and simultaneously chartered back on a bareboat basis the OB River, the Clean Energy and the Amur River (“the Three Vessels”) for a five-year period and the Arctic Aurora for a ten- year period, starting on June 27, 2024.  The financing amount is 65% and 85% of the Market Price on delivery of the Three Vessels and the Arctic Aurora, respectively, and is scheduled to be repaid in twenty and forty consecutive quarterly installments respectively. The financing’s applicable interest rate is three-month Term SOFR plus a margin. At the end of the bareboat charter period, the Partnership will have the obligation to repurchase the vessels for 20% and 15% of the financing amount of the Three Vessels and the Arctic Aurora, respectively. The Partnership will be required to maintain a minimum market value of at least 120% of the outstanding principal balance throughout the charter period.

Vessel Employment

As of June 27, 2024, the Partnership had estimated contracted time charter coverage(1) for 100%, 100% and 99% of its fleet estimated Available Days (as defined in Appendix B) for 2024, 2025 and 2026, respectively.

As of the same date, the Partnership’s estimated contracted revenue backlog (2) (3) was $1.07 billion, with an average remaining contract term of 6.6 years.

(1) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(2) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(3) The amount of $0.12 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal Trade Pte. Ltd.which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

Conference Call and Webcast:

As announced, the Partnership’s management team will host a conference call on Friday, June 28, 2024 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Dial-In), or +1 201-689-7823 (US International Dial-In). To access the conference call, please quote “Dynagas” to the operator and/or conference ID 13746983. For additional participant International Toll- Free access numbers, click here.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Partnership’s website. To listen to the archived audio file, visit our website http://www.dynagaspartners.com and click on Webcast under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2024 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the Partnership's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership that owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1540

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project,” “will,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward- looking statements are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward- looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply of and demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, or international hostilities, including the recent escalation of the Israel-Gaza conflict and potential spillover effects throughout the Middle East, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, such as COVID-19 and its variants, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the discontinuance of the London Interbank Offered Rate, or, LIBOR and its replacement with the Secured Overnight Financing Rate, or SOFR on any of our debt referencing LIBOR in the interest rate, the amount of cash available for distribution, and other factors. Due to the ongoing war between Russia and Ukraine, the United States, United Kingdom, the European Union, Canada, and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time. Although currently there has been no material impact on the Partnership, potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system that would negatively affect payments under the Partnership’s existing vessel charters; (2) the Partnership’s counterparties being potentially limited by sanctions from performing under its agreements; and (3) a general deterioration of the Russian economy. In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition, or results of operations.

Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended March 31,
	2024 (unaudited)	2023 (unaudited)
REVENUES
Voyage revenues	$38,055	$37,263
EXPENSES
Voyage expenses (including related party)	(857)	(714)
Vessel operating expenses	(7,700)	(7,296)
General and administrative expenses (including related party)	(526)	(469)
Management fees -related party	(1,641)	(1,575)
Depreciation	(7,994)	(7,865)
Operating income	19,337	19,344
Interest and finance costs, net	(8,655)	(9,180)
Loss on debt extinguishment	—	(154)
Gain/ (Loss) on derivative instruments	1,260	(341)
Other Expense	(110)	—
Other, net	(82)	(69)
Net income	$11,750	$9,600
Earnings per common unit (basic and diluted)	$0.23	$0.18
Weighted average number of units outstanding, basic and diluted:
Common units	36,802,247	36,802,247

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2024 (unaudited)	December 31, 2023 (unaudited)
ASSETS:
Cash and cash equivalents and restricted cash (current and non-current)	$76,155	$73,752
Derivative financial instrument (current and non-current)	10,637	15,631
Due from related party (current and non-current)	1,447	1,350
Other current assets	12,015	15,874
Vessels, net	789,369	797,363
Other non-current assets	5,210	4,943
Total assets	$894,833	$908,913

LIABILITIES
Total long-term debt, net of deferred financing costs	$407,959	$419,584
Total other current liabilities	27,108	37,622
Due to related party (current and non-current)	114	1,555
Total other non-current liabilities	2,929	1,912
Total liabilities	$438,110	$460,673

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at March 31, 2024 and December 31, 2023)	110	102
Common unitholders (36,802,247 units issued and outstanding as at March 31, 2024 and December 31, 2023)	329,899	321,424
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at March 31, 2024 and December 31, 2023)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at March 31, 2024 and December 31, 2023)	53,498	53,498
Total partners’ equity	$456,723	$448,240

Total liabilities and partners’ equity	$894,833	$908,913

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2024 (unaudited)	2023 (unaudited)
Cash flows from Operating Activities:
Net income:	$11,750	$9,600
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,994	7,865
Amortization and write-off of deferred financing fees	375	447
Deferred revenue amortization	1,700	(3,629)
Amortization and write off of deferred charges	54	53
Loss on debt extinguishment	—	154
(Gain)/ Loss on derivative financial instrument	(1,260)	341
Changes in operating assets and liabilities:
Trade accounts receivable	344	(379)
Prepayments and other assets	2,731	(45)
Inventories	(11)	23
Due from/ to related parties	(1,538)	1,204
Trade accounts payable	(1,493)	(821)
Accrued liabilities	(678)	(726)
Unearned revenue	(8,399)	(431)
Net cash from Operating Activities	$11,569	$13,656

Cash flows from Investing Activities
Ballast water treatment system installation	(27)	(86)
Net cash used in Investing Activities	$(27)	$(86)

Cash flows from Financing Activities:
Distributions declared and paid	(3,267)	(2,891)
Repayment of long-term debt	(12,000)	(43,270)
Payment of derivative instruments	6,128	5,601
Net cash used in Financing Activities	$(9,139)	(40,560)

Net increase/ (decrease) in cash and cash equivalents and restricted cash	2,403	(26,990)
Cash and cash equivalents and restricted cash at beginning of the year	73,752	79,868
Cash and cash equivalents and restricted cash at end of the period	$76,155	$52,878

APPENDIX B

Fleet Statistics and Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

	Three Months Ended March 31,
(expressed in United states dollars except for operational data and Time Charter Equivalent rate)	2024	2023
Number of vessels at the end of period	6	6
Average number of vessels in the period (1)	6	6
Calendar Days (2)	546.0	540.0
Available Days (3)	546.0	540.0
Revenue earning days (4)	546.0	539.9
Time Charter Equivalent rate (5)	$68,128	$67,683
Fleet Utilization (4)	100.0%	100.0%
Vessel daily operating expenses (6)	$14,103	$13,511

      (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

       (2) “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

      (3) “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

       (5)  Time Charter Equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, we calculate TCE rate by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during the relevant time period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies due to differences in methods of calculation. The following table reflects the calculation of the Partnership’s TCE rates for the three months ended March 31, 2024 and 2023 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended March 31,
	2024	2023
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$38,055	$37,263
Voyage Expenses *	(857)	(714)
Time Charter equivalent revenues	$37,198	$36,549
Available Days	546	540
Time charter equivalent (TCE) rate	$68,128	$67,683

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third-party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended March 31,
(In thousands of U.S. dollars)	2024	2023
Net income	$11,750	$9,600
Net interest and finance costs (1)	8,655	9,180
Depreciation	7,994	7,865
Loss on Debt extinguishment	—	154
(Gain)/ Loss on derivative financial instrument	(1,260)	341
Amortization of deferred revenue	1,700	(3,629)
Amortization and write- off of deferred charges	54	53
Other Expense(2)	110	—
Adjusted EBITDA	$29,003	$23,564

(1) Includes interest and finance costs and interest income, if any.

(2) Includes other expense from provisions for insurance claims for damages incurred prior years

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), dry-docking and special survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined or calculated differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any Non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended March 31,
(In thousands of U.S. dollars except for units and per unit data)	2024	2023
Net Income	$11,750	$9,600
Amortization of deferred revenue	1,700	(3,629)
Amortization and write-off of deferred charges	54	53
Loss on debt extinguishment	—	154
(Gain)/ Loss on derivative financial instrument	(1,260)	341
Other Expense	110	—
Adjusted Net Income	$12,354	$6,519
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(3,275)	(2,894)
Net Income available to common unitholders	$9,079	$3,625
Weighted average number of common units outstanding, basic and diluted:	36,802,247	36,802,247
Adjusted Earnings per common unit, basic and diluted	$0.25	$0.10

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and changes in the fair value of derivative financial instruments. Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Net Income available to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Net income available to common unitholders are useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.